

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 28, 2016

Via E-Mail
Mr. Jose Galarza
President, Treasurer, Secretary, and Director
Kalmin Corp.
Alberdi 1045
Caacupe, Paraguay, South America

> **Re: Kalmin Corp.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2016**
> **File No. 333-215207**

Dear Mr. Galarza:

We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Registration Statement's Outside Front Cover Page

1. The EDGAR system reflects that your primary standard industrial classification code number is 2673 and not 2421. Please revise.

Because company's headquarter and assets are located outside the United States, investors may experience difficulties in attempting to effect service of process and to enforce judgments..., page 12

2. The statement that "any judgment obtained in the United States against us may be enforceable in the United States" appears inconsistent with the statement that "it may

be difficult for investors…to enforce in the United States judgments obtained in United States courts." Please reconcile the disclosures.

If 75% of the Shares Are Sold, page 20; If 50% of the Shares Are Sold, page 21; If 25% of the Shares Are Sold, page 21

3. The statements in the narrative text that investors in the offering will have made cash investments of $2,250,000 if 75% of the shares are sold, $1,500,000 if 50% of the shares are sold, and $750,000 if 25% of the shares are sold are inconsistent with disclosures in the tables on page 24 and elsewhere that investors in the offering will have made cash investments of $45,000 if 75% of the shares are sold, $30,000 if 50% of the shares are sold, and $15,000 if 25% of the shares are sold. Please reconcile the disclosures.

Management's Discussion and Analysis or Plan of Operation, page 25
Plan of Operation, page 26

4. We refer to the third paragraph where you state that if you sell half of the securities offered for sale by the company, you will raise gross proceeds of $15,000. It appears to us that gross proceeds would be $30,000 if half of the securities being offered are sold. Please advise or revise your disclosure as appropriate.

Description of Securities, General, page 45

5. Please confirm that Cyprus is where Mr. Jose Galarza intends to offer the securities to personal friends and family. Further, disclose the names of the neighboring countries where Mr. Galarza intends to offer the securities to relatives and friends.

Legal Matters, page 46

6. The statement that Autarky Consulting Inc. has opined on the validity of the shares being offered is inconsistent with the disclosure in the legal opinion filed as exhibit 5.1 to the registration statement that Chiang, Tien Jen has given the legal opinion on the shares being offered. Please reconcile the disclosures.

7. Please include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Statement of Operations, page F-3

8. It appears to us that your net loss per common share is ($0.003) based on your weighted average shares outstanding. Please advise or revise your registration statement as appropriate.

Note 3 – Summary of Significant Accounting Policies, page F-6

9. Please revise your registration statement to identify your reporting and functional
    currencies, and also provide your accounting policies for foreign currency translation
    and transactions. Refer to ASC 830 for guidance.

Subsequent Events, page F-8

10. Please revise your disclosure to indicate the date through which subsequent events
    were evaluated as required by ASC 855-10-50-1a.

Recent Sales of Unregistered Securities, page 60

11. Provide the disclosure required by Item 701 of Regulation S-K for all securities sold
    within the past three years which were not registered under the Securities Act.

Exhibit Index

12. Revise the caption of exhibit 10.1 to indicate that it is a verbal agreement between
    Jose Galarza and Kalmin Corp.

Exhibit 23.1

13. Your auditors' consent refers to their report dated November 16, 2016. However, the
    report of the independent registered public accounting firm is dated November 7,
    2016. Please have your auditors revise their consent to provide the appropriate date.

        We remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments,
action, or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow
adequate time for us to review any amendment before the requested effective date of the
registration statement.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John
Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about
comments on the financial statements and related matters. You may contact Edward M.

Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction